UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )

ARPEGGIO ACQUISITION CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title or Class of Securities)

042689109

(CUSIP Number)

January 6, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

_________________________

             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS P&S Capital Partners, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 357,692 shares Refer to Item 4 below.
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 357,692 shares Refer to Item 4 below.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,692 shares Refer to Item 4 below.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)* 4.3% Refer to Item 4 below.

12	TYPE OF REPORTING PERSON (See Instructions) OO – Limited Liability Company

* All percentage ownerships reported in this Schedule 13G are based on 8,300,000 shares of Common Stock issued and outstanding as of November 8, 2005, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 8, 2005.

1	NAMES OF REPORTING PERSONS P&S Capital Management, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 267,308 shares Refer to Item 4 below.
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 267,308 shares Refer to Item 4 below.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,308 shares Refer to Item 4 below.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)* 3.2% Refer to Item 4 below.
12	TYPE OF REPORTING PERSON (See Instructions) OO – Limited Liability Company

1	NAMES OF REPORTING PERSONS Daniel L. Nir S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 655,500 shares Refer to Item 4 below.
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 655,500 shares Refer to Item 4 below.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,500 shares Refer to Item 4 below.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)* 7.9% Refer to Item 4 below.
12	TYPE OF REPORTING PERSON (See Instructions) IN

ITEM 1(a). Name of Issuer: The name of the issuer is Arpeggio Acquisition Corporation (the “Issuer”).
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: The Issuer’s principal executive office is located at 10 East 53rd Street, 36th Floor, New York, NY 10022.

ITEM 2(a).     Name of PERSON FILING:

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

ITEM 2(c).      CITIZENSHIP:

(a) and (c) Name and Domicile/Citizenship of Persons Filing:

(i) P&S Capital Partners, LLC, a Delaware limited liability company.

             (ii) P&S Capital Management, LLC, a Delaware limited liability company.

(iii) Daniel L. Nir, a United States citizen

Each of the Reporting Persons has a business address of 950 Third Avenue, 29th Floor, New York, NY 10022.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.0001 per share
ITEM 2(e). CUSIP Number: 042689109

ITEM 3.           If this Statement is Filed Pursuant to Rules 13d-1(b), OR 13d-2(b) OR (c),

Check Whether the Person Filing is a:

(a)       ☐  Broker or dealer registered under Section 15 of the Act.

(b)         ☐  Bank as defined in Section 3(a)(6) of the Act.

(c)         ☐  Insurance company as defined in Section 3(a)(19) of the Act.

(d)         ☐  Investment company registered under Section 8 of the Investment Company Act.

(e)         ☐  Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)          ☐  Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)         ☐  Parent holding company, in accordance with Rule 13d-1(b) (1)(ii)(G).

(h)         ☐  Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)          ☐  Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)          ☐  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.             OWNERSHIP:

P&S Capital Partners, LLC (1)

(a)  Amount beneficially owned: 357,692 shares

(b) Percent of class: 4.3%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0 shares

(ii) Shared power to vote or direct the vote: 357,692 shares

(iii) Sole power to dispose or to direct the disposition of: 0 shares

(iv) Shared power to dispose or to direct the disposition of: 357,692 shares

P&S Capital Management, LLC (2)

(a)  Amount beneficially owned: 267,308 shares

(b) Percent of class: 3.2%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0 shares

(ii) Shared power to vote or direct the vote: 267,308 shares

(iii) Sole power to dispose or to direct the disposition of: 0 shares

(iv) Shared power to dispose or to direct the disposition of: 267,308 shares

Daniel L. Nir (3)

(a)  Amount beneficially owned: 655,500 shares

(b) Percent of class: 7.9%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0 shares

(ii) Shared power to vote or direct the vote: 655,500 shares

(iii) Sole power to dispose or to direct the disposition of: 0 shares

(iv) Shared power to dispose or to direct the disposition of: 655,500 shares

(1) Shares reported for P&S Capital Partners, LLC reflect shares beneficially owned by two private investment partnerships, of which P&S Capital Partners, LLC is the general partner. P&S Capital Partners, LLC disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein.

(2) Shares reported for P&S Capital Management, LLC reflect shares beneficially owned by two private investment corporations, of which P&S Capital Management, LLC is the investment manager. P&S Capital Management, LLC disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein.

(3) Shares reported for Daniel L. Nir include shares reported for P&S Capital Partners, LLC and P&S Capital Management, LLC, of which Mr. Nir is the managing member. Shares reported for Mr. Nir also include shares beneficially owned by a private limited liability company, of which a limited liability company of which Mr. Nir is a managing member is the investment manager. Mr. Nir is not the direct owner of any of the shares reported herein and disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein..

ITEM 5.           Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person: N/A
ITEM 7. Identification and Classification of the Subsidiary which ACQUIRED the Security Being Reported on by the Parent olding Company: N/A
ITEM 8. Identification and Classification of Members of the Group: N/A

ITEM 9. Notice of Dissolution of Group: N/A

ITEM 10.        Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 17, 2006

P&S CAPITAL PARTNERS, LLC

By: /s/ Greg Pearson

Greg Pearson

Chief Financial Officer

P&S CAPITAL MANAGEMENT, LLC

By: /s/ Greg Pearson

Greg Pearson

Chief Financial Officer

DANIEL L. NIR

/s/ Daniel L. Nir

Daniel L. Nir, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 17, 2006, is by and among P&S Capital Partners, LLC, P&S Capital Management, LLC and Daniel L. Nir, an individual (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of common stock, par value $0.0001 per share, of Arpeggio Acquisition Corporation beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule

13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

P&S CAPITAL PARTNERS, LLC

By: /s/ Greg Pearson

Greg Pearson

Chief Financial Officer

P&S CAPITAL MANAGEMENT, LLC

By: /s/ Greg Pearson

Greg Pearson

Chief Financial Officer

DANIEL L. NIR

/s/ Daniel L. Nir

Daniel L. Nir, individually